EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Contact:	Sridhar Ramasubbu
Wipro Limited
408-557-4402

Results for the Quarter Ended December 31, 2003 under US GAAP
WIPRO RECORDS 22% GROWTH IN NET INCOME

Bangalore, India and Mountain View, California – January 21, 2004— Wipro Limited (NYSE:WIT) today announced financial results under US GAAP for its third fiscal quarter ended December 31, 2003.

Highlights for the quarter ended December 31, 2003:

➢	Net Income was Rs. 2.66 billion ($58 million), representing an increase of 22% over the same period last year.

➢	Revenue was Rs. 15.62 billion ($343 million), representing an increase of 44% year over year.

➢	Global IT Services & Products Revenue was Rs.11.47 billion ($252 million), representing an increase of 43% over the same period last year.

➢	Global IT Services & Products Earnings Before Interest and Tax (EBIT) was Rs. 2.42 billion ($53 million), representing an increase of 11% over the same period last year.

➢	Rs. 3.40 billion ($75 million) cash generated from continuing operations.

➢	Global IT Services & Products added 24 new clients in the quarter (including 2 in its IT Enabled services operations)

➢	Wipro awarded SVG1, the highest rating in Stakeholder Value Creation & Governance Practices by ICRA Ltd., a premier credit rating agency in India and an associate of Moody’s Investor Services of USA.

Outlook for the Quarter ending March 31, 2004

Azim Premji, Chairman of Wipro commenting on the results said “Sustained volume growth coupled with stable pricing environment and operational improvements resulted in Wipro posting its highest ever quarterly Profit after Tax. Revenue in our Global IT Services business was $250 million, ahead of the guidance of $241 million. Business momentum continues to be strong. Looking ahead, for the quarter ending March 2004, we expect our Revenue from our Global IT services business to be approximately $269 million.”

Vivek Paul, Vice Chairman, said “We continued to build a solid foundation for the future with the highest ever net addition of employees to our team in the IT services businesses on the back of multiple large customer wins. We witnessed double digit sequential Revenue growth for the second consecutive quarter. The broad-based nature of growth- 13% sequential growth in Technology and 10% in IT business – was particularly satisfying. In terms of service lines too, sequentially, BPO grew by 29%, Technology Infrastructure Services grew by 17% and Package Implementation grew by 14%, reflecting customer confidence in our ability to provide comprehensive solutions and our deepening domain strength.”

Suresh Senapaty, Corporate Executive Vice President - Finance said, “During the quarter, strong operational improvements helped us to absorb the impact of an increase in Offshore compensation and appreciation of the Rupee against the Dollar and improve the Operating Margin in our Global IT Services business. During the quarter, we were able to leverage the resources and skill sets in Wipro NerveWire to offer Consulting and Architecting solutions to customers in other verticals of our Global IT Services business. We believe that this integrated approach will continue and have therefore consolidated the business operations and resources of Wipro NerveWire into the results of our Global IT Services and Products segment.”

Wipro Limited

Total Revenues for the quarter ended December 31, 2003 were Rs.15.62 billion ($343 million), representing a 44% increase over the corresponding period in the previous year. Net Income was Rs. 2.66 billion ($58 million), representing an increase of 22% over the same period last year. Earnings per share was Rs. 11.52 ($0.25) for the quarter ended December 31, 2003, representing an increase of 22% over the earnings per share of Rs.9.43 for the quarter ended December 31, 2002.

Total Revenues for the nine months ended December 31, 2003, were Rs. 40.82 billion ($896 million), representing a 34% increase over the corresponding period in the last year. Net Income for the nine months ended December 31, 2003 was Rs. 6.74 billion ($148 million), representing an increase of 12% over net income for the same period last year. Earnings Per Share was Rs. 29.13 ($0.64) for the nine months ended December 31, 2003, representing an increase of 12% over the Earnings Per Share of Rs. 25.97, for the corresponding period last year.

Global IT Services and Products (74% of Revenues and 86% of Operating Income for quarter ended December 31, 2003)

Effective quarter ended December 31, 2003, the results of Wipro Nervewire have been consolidated with the results of Global IT Services & Products segment.

Our Global IT Services and Products business segment recorded Revenue of Rs. 11.51 billion1 ($253 million) for the quarter ended December 31, 2003, representing an increase of 42% over the same period last year. EBIT was Rs.2.42 billion ($53 million) for the quarter ended December 31, 2003, representing an increase of 11% over the same period last year. Operating Income to Revenue for the quarter ended December 31, 2003 was 21%, representing a decline of 6% from the quarter ended December 31, 2002. This decline was primarily due to the appreciation of the Rupee against the Dollar, increase in compensation costs and a higher proportion of Revenues from onsite services; partially offset by lower Selling, General and Administrative costs and increased utilization of professionals. EBIT for the quarter includes acquisition related charges of Rs. 64 million ($1.4 million), representing 0.6% of the segment Revenue, from the amortization of intangibles.

We had 27,137 employees as of December 31, 2003, which includes 17,681 employees in IT Services business and 9,456 employees in IT Enabled services business. This represents a net addition of 2,872 people comprising of 1,908 in IT Services and 964 people in IT Enabled services business.

During the quarter, we added 24 new customers comprising 8 customers in R&D Services, 14 customers in Enterprise Services and 2 new customers in the IT Enabled services business.

Annualized Return on Capital Employed (ROCE) for the nine month period ending December 31, 2003 was 44% compared to 70% for the nine months ended December 31, 2002.

India and Asia-Pac IT Services and Products (17% of Revenue and 7% of Operating Income for quarter ended December 31, 2003)

Our India and Asia-Pac Services and Products business segment (Wipro Infotech) recorded Revenue of Rs. 2.70 billion ($59 million) for the quarter ended December 31, 2003, representing an increase of 60% over the quarter ended December 31, 2002. EBIT for the quarter ended December 31, 2003, was Rs. 185 million ($4 million).

[1]	Global IT Services & Products segment Revenues were Rs. 11.47 billion for the quarter ended December 31, 2003 under the Indian GAAP. The difference of Rs. 36 million ($0.8 million) is attributable to different revenue recognition standards under Indian GAAP and US GAAP.

Operating Margin for the quarter ended December 31, 2003 was 7%, representing an increase of 4% compared to the quarter ended December 31, 2002. Annualized Return on Capital Employed (ROCE) for the nine month period ending December 31, 2003 was 38% compared to 31% for the nine months ended December 31, 2002.

Consumer Care & Lighting (6% of Revenue and 5% of Operating Income for quarter ended December 31, 2003)

Our Consumer Care & Lighting business segment recorded Revenue of Rs. 935 million ($21 million) for the quarter ended December 31, 2003, representing a 27% increase over Revenue of Rs. 739 million for the quarter ended December 31, 2002. EBIT was Rs. 137 million ($3 million) for the quarter ended December 31, 2003, representing a 63% increase over EBIT of Rs.84 million for the quarter ended December 31, 2002. Annualized Return on Capital Employed (ROCE) for the nine-month period ending December 31, 2003 was 92% compared to 65% for the nine months ended December 31, 2002.

Our results for the quarter ended December 31, 2003, computed under Indian GAAP and US GAAP, along with individual business segment reports are available in the Investor Relations section of our website at www.wipro.com.

Quarterly Conference call

Wipro will hold conference calls today at 11:45 AM Indian Standard Time (1:15 AM Eastern Time) and at 6:45 PM Indian Standard Time (8:15 AM Eastern) to discuss the company’s performance for the quarter and answer questions sent to email ID: lakshminarayana.lan@wipro.com An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com shortly after the live broadcast.

About Wipro Limited

We are the first P CMM Level 5 and SEI CMM Level 5 certified IT Services company globally. We provide comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally.

In the Indian market, we are a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. In the Asia Pacific and Middle East markets, we provide IT solutions and services for global corporations. We also have a profitable presence in niche market segments of consumer products and lighting.

Our ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange - Mumbai, and the National Stock Exchange, among others. For more information, please visit our websites at www.wipro.com and www.wipro.co.in

Forward-looking and cautionary statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
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(Tables to follow)

WIPRO LIMITED & SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share data)

	Three Months Ended December 31					Nine Months Ended December 31

	2002		2003		2003	2002		2003		2003
					Convenience					Convenience
					translation into					translation into
					US$					US$
	(Unaudited)		(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)		(Unaudited)
Revenues :
Global IT Services and Products
Services	Rs.	8,022	Rs.	11,449	$251	Rs.	21,513	Rs.	30,832	$677
Products		19		24	1		145		87	2
India and AsiaPac IT Services and Products
Services		564		860	19		1,585		2,118	47
Products		1,125		1,836	40		4,041		3,829	84
Consumer Care and Lighting		739		935	21		2,175		2,579	57
Others		402		517	11		1,115		1,374	29

Total		10,871		15,621	343		30,574		40,819	896

Cost of Revenues:
Global IT Services and Products
Services		4,736		7,461	164		12,568		19,822	435
Products		16		16	0		102		58	1
India and AsiaPac IT Services and Products
Services		290		463	10		820		1,133	25
Products		1,030		1,668	37		3,629		3,425	75
Consumer Care and Lighting		521		591	13		1,489		1,650	36
Others		262		364	8		809		976	22

Total		6,855		10,563	232		19,417		27,064	594

Gross profit		4,016		5,058	111		11,157		13,755	302

Operating expenses :
Selling, general, and administrative exp		(1,661)		(2,176)	(48)		(4,396)		(6,351)	(139)
Research and development expenses		(42)		(57)	(1)		(120)		(168)	(4)
Amortization of intangible assets		(48)		(67)	(1)		(95)		(223)	(5)
Foreign exchange gains, net.		81		25	1		321		201	4
Others, net		13		17	0		81		69	2

Operating Income		2,359		2,800	62		6,948		7,283	160
Loss on direct issue of stock by subsidiary				(30)	(1)				(206)	(5)
Other income, net		234		202	4		626		550	12
Equity in Earnings / (losses) of affiliates		(48)		43	1		(259)		(5)	0

Income before income taxes and minority interest		2,545		3,015	66		7,315		7,622	167
Income taxes		(337)		(334)	(8)		(876)		(851)	(18)
Minority interest		(18)		(18)	0		(30)		(33)	(1)

Income from continuing operations		2,190		2,663	58		6,409		6,738	148
Discontinued operations:
Loss from operations of discontinued corporate		(12)		—	—		(564)		—	—
Internet services division (including loss on disposal of Rs. 246 for the nine months ended December 31, 2002 and gain on disposal of Rs. 3 for the three months ended December 31, 2002)
Income tax benefit		3		—	—		159		—	—

Net income	Rs.	2,181	Rs.	2,663	$58	Rs.	6,004	Rs.	6,738	$148

Earnings per equity share: Basic
Continuing Operations		9.47		11.52	0.25		27.72		29.13	0.64
Discontinued operations		(0.04)		—	—		(1.75)		—
Net income		9.43		11.52	0.25		25.97		29.13	0.64
Earnings per equity share: Diluted
Continuing operations		9.45		11.45	0.25		27.68		29.00	0.64
Discontinued Operations		(0.04)		—			(1.75)		—
Net Income		9.41		11.45	0.25		25.93		29.00	0.64

Additional Information
Operating Income
Global IT Services & Products	Rs.	2,180	Rs.	2,416	$53	Rs.	6,261	Rs.	6,340	$139
India & AsiaPac IT Services & Products		56		185	4		264		380	8
Consumer Care & Lighting		84		137	3		320		411	9
Others		51		91	2		141		220	5
Reconciling Item		(12)		(29)	—		(38)		(68)	(1)

Total	Rs.	2,359	Rs.	2,800	$62	Rs.	6,948	Rs.	7,283	$160

WIPRO LIMITED & SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions, except per share data and unless stated otherwise)

	As of December 31,

	2002		2003		2003

					Convenience
					translation into
					US$
	(unaudited)		(unaudited)		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Rs.	5,345	Rs.	1,801	$40
Accounts receivable, net of allowances		6,864		9,394	206
Costs and earnings in excess of billings on contracts in progress		1,235		1,964	43
Inventories		1,463		1,517	33
Investments in liquid and short-term mutual funds		8,449		19,429	427
Other investment securities		530		—	—
Deferred income taxes		164		219	5
Property, plant and equipment held for sale		34		—	—
Other current assets		2,097		2,872	63

Total current assets		26,181		37,196	817

Property, plant and equipment, net		6,825		8,628	188
Investments in affiliates (Note 5)		631		524	12
Deferred income taxes		196		193	4
Intangible assets, net (Note 2)		390		314	7
Goodwill (Note 2)		4,069		5,427	119
Purchase price pending allocation		1,038		—	—
Other assets		924		760	17

Total assets	Rs.	40,254	Rs.	53,042	$1,164

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings from banks	Rs.	61	Rs.	1,591	$35
Current portion of long term debt		20		28	1
Accounts Payable		1,763		2,067	45
Accrued expenses		1,881		2,349	52
Accrued employee cost		1,079		2,367	52
Advances from customers		915		920	20
Other current liabilities		933		1,109	24

Total current liabilities		6,652		10,431	229

Long-term debt, excluding current portion		8		—	—
Other liabilities		203		280	6

Total liabilities		6,863		10,711	235

Minority interest		84		385	8
Stockholders’ equity
Equity shares at Rs. 2 par value: 375,000,000 shares authorized; Issued and outstanding: 232,547,145 and 232,628,554 shares as of December 31, 2002 and 2003		465		465	10
Additional paid-in capital		6,930		7,008	154
Deferred stock compensation		(75)		(12)	—
Accumulated other comprehensive loss		(2)		(74)	(2)
Retained earnings		25,989		34,559	759
Equity shares held by a controlled Trust: 1,302,410 and 1,313,010 shares as of December 31, 2002 and 2003		*		*	*

Total stockholders’ equity		33,307		41,946	921

Total liabilities and stockholders’ equity	Rs.	40,254	Rs.	53,042	$1,164

* Equity shares held by a controlled trust	Rs.	75,000	Rs.	75,000	$200